Fuseology Creative LLC

Profit and Loss
January - September, 2021

	TOTAL
Income	
CheeseButta Sales	500.84
Sales	123,770.88
Total Income	**$124,271.72**
Cost of Goods Sold	
CheeseButta-Shipping	396.81
Development	590.01
Development-CheeseButta	5,431.12
Freight and Shipping Costs	60.00
Product	541.20
Products-CheeseButta	665.97
Total Cost of Goods Sold	**$7,685.11**
GROSS PROFIT	**$116,586.61**
Expenses	
Accounting	1,194.00
Advertising and Promotion	3,274.49
Bank Service Charges	86.81
Merchant Services	1,611.51
Total Bank Service Charges	**1,698.32**
Computer and Internet Expenses	582.78
Continuing Education	4,169.73
Dues and Subscriptions	2,243.78
Insurance-Liability-CheeseButta	299.00
Interest Expense	4.34
License	152.00
Office Supplies	235.28
Postage	138.59
QuickBooks Payments Fees	604.24
Software Licenses	552.26
Software Support	7,341.83
Subcontractor	1,600.00
Telephone Expense	1,115.66
Total Expenses	**$25,206.30**
NET OPERATING INCOME	**$91,380.31**
Other Expenses	
Ask My Accountant	1,548.57
Total Other Expenses	**$1,548.57**
NET OTHER INCOME	**$ -1,548.57**
NET INCOME	**$89,831.74**